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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2006


                             AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                  Form 20-F        Form 40-F    X
                                            ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                          Yes       No   X
                                              -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----





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                                 DOCUMENTS INDEX

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

DOCUMENTS       DESCRIPTION
---------       -----------
1.              Press release dated October 25, 2006: AEterna Zentaris Announces Details of Distribution of its Remaining Shares of Atrium Biotechnologies Inc.




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                                                           AETERNA ZENTARIS LOGO


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           for immediate release



           AETERNA ZENTARIS ANNOUNCES DETAILS OF DISTRIBUTION OF ITS
                REMAINING SHARES OF ATRIUM BIOTECHNOLOGIES INC.


QUEBEC CITY, QUEBEC (CANADA), OCTOBER 25, 2006 -- AEterna Zentaris Inc. (TSX:
AEZ; NASDAQ: AEZS), a growing global biopharmaceutical company focused on endocrine therapy and oncology, announced today that its Board of Directors has approved the convening of a Special Meeting of Shareholders on December 15, 2006 for the purpose of submitting to shareholders for their approval a resolution authorizing the distribution of all 11,052,996 subordinate voting shares of Atrium Biotechnologies held by AEterna Zentaris by way of reduction of the stated capital of AEterna Zentaris' common shares.

AEterna Zentaris' shareholders of record as of the close of business on November 14, 2006 will be entitled to receive notice of and vote at the Special Meeting of Shareholders to be held on December 15, 2006. An Information Circular providing details with respect to the proposed reduction of stated capital and special distribution of subordinate voting shares of Atrium Biotechnologies will be mailed to AEterna Zentaris shareholders in the coming weeks and will be available on the Internet at www.aeternazentaris.com as well as on the SEDAR
                             -----------------------
website at www.sedar.com.
           -------------

If approved by AEterna Zentaris' shareholders, it is currently anticipated that the special distribution of Atrium Biotechnologies shares to AEterna Zentaris shareholders will be completed in early January 2007 and, shortly following the Special Meeting of Shareholders, AEterna Zentaris will announce the specific record date and distribution date for the special distribution as determined by the Board of AEterna Zentaris. The timing and completion of the distribution will be subject to compliance with Canadian and U.S. securities laws and receipt by the Company of certain approvals and confirmations from regulatory authorities and counsel.

Based on AEterna Zentaris' 53,160,970 common shares that are currently issued and outstanding, AEterna Zentaris shareholders would receive approximately
0.2079 of an Atrium Biotechnologies subordinate voting share for each one of their AEterna Zentaris common shares (which represents slightly more than a 1:5 ratio). No fractional subordinate voting shares of Atrium Biotechnologies will be distributed to registered shareholders of AEterna Zentaris pursuant to the return of capital and any such fractional shares will be rounded down to the nearest whole number.

Any tax payable by an AEterna Zentaris shareholder on the special distribution of Atrium Biotechnologies subordinate voting shares will be payable in respect of the shareholder's taxation year in which the date of distribution falls.



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                                                           AETERNA ZENTARIS LOGO

Below is a summary of certain tax consequences under Canadian and United States federal income tax laws and a more detailed description of certain tax consequences under Canadian and United States federal income tax laws will be included in the Information Circular that will be sent to AEterna Zentaris shareholders in connection with the Special Meeting to be held on December 15, 2006. THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER OF AETERNA ZENTARIS. SHAREHOLDERS OF AETERNA ZENTARIS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR ADVICE CONCERNING THE TAX CONSEQUENCES OF THE SPECIAL DISTRIBUTION BY AETERNA ZENTARIS OF SUBORDINATE VOTING SHARES OF ATRIUM BIOTECHNOLOGIES IN THEIR CIRCUMSTANCES.

AEterna Zentaris believes that this distribution will be free of Canadian tax to shareholders whose adjusted cost base for tax purposes of the AEterna Zentaris common shares is equal to or greater than the fair market value, at the time of distribution, of the Atrium Biotechnologies subordinate voting shares distributed to such shareholders. In addition, AEterna Zentaris believes that the distributions will not be subject to Canadian withholding tax when paid to a non-resident shareholder. AEterna Zentaris has applied for an advance income tax ruling confirming the Canadian tax treatment of the distribution. A detailed description of the Canadian federal income tax consequences of the distribution will be included in the Information Circular that will be sent to AEterna Zentaris shareholders in connection with the Special Meeting to be held on December 15, 2006.

For holders of AEterna Zentaris common shares who are U.S. persons (as defined for U.S. federal income tax purposes) and hold their shares as capital assets, the gross amount of the special distribution of the subordinate voting shares of Atrium Biotechnologies will generally be included as a dividend in the gross income of such U.S. shareholders to the extent such distribution is paid from AEterna Zentaris' current and/or accumulated earnings and profits for the taxable year of the distribution (as determined under U.S. federal income tax rules). The amount by which the special distribution exceeds AEterna Zentaris' current and/or accumulated earnings and profits for the taxable year of the distribution, as determined under U.S. federal income tax rules, will be treated first as a return of capital to the extent of each U.S. shareholder's adjusted tax basis in the AEterna Zentaris common shares with regard to which the distribution is made and any remaining excess amount will be treated as capital gain. AEterna Zentaris will not calculate its earnings and profits under U.S. federal income tax rules and it does not currently intend to provide United States holders with such information. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TREATMENT OF THE SPECIAL DISTRIBUTION TO THEM FOR U.S. FEDERAL INCOME TAX PURPOSES AND FOR ESTATE, STATE OR LOCAL TAX PURPOSES, INCLUDING ANY SPECIAL TAX RULES THAT MAY BE APPLICABLE TO THE SPECIAL DISTRIBUTION AS WELL AS THE AMOUNT OF THE SPECIAL DISTRIBUTION THAT WILL BE TREATED AS A DIVIDEND FOR U.S. FEDERAL INCOME TAX PURPOSES. A detailed description of certain U.S. federal income tax consequences of the special distribution will be included in the Information Circular that will be sent to AEterna Zentaris shareholders in connection with the Special Meeting to be held on December 15, 2006.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The subordinate voting shares of Atrium Biotechnologies have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.


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                                                           AETERNA ZENTARIS LOGO


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company focused on oncology and endocrine therapy with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the possibility that shareholders will not approve the special distribution of the remaining subordinate voting shares of Atrium Biotechnologies and the ability of AEterna Zentaris to complete the special distribution in the manner described herein, whether AEterna Zentaris will be able to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of AEterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

IRS CIRCULAR 230 NOTICE

To ensure compliance with requirements imposed by the IRS, AEterna Zentaris shareholders are hereby notified that the U.S. tax advice contained herein (i) is written in connection with the promotion or marketing of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

                                      -30-
CONTACTS

MEDIA RELATIONS                                INVESTOR RELATIONS
Paul Burroughs                                 Jenene Thomas
(418) 652-8525 ext. 406                        (418) 655-6420 or (908) 996-3154
paul.burroughs@aeternazentaris.com             jenene.thomas@aeternazentaris.com
----------------------------------             ---------------------------------


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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                AETERNA ZENTARIS INC.


Date:  October 25, 2006         By:  /s/ Mario Paradis
-----------------------             --------------------------------------------
                                    Mario Paradis
                                    Vice President, Finance & Administration and
                                    Corporate Secretary